Exhibit 17.1
Resignation of Thomas E. Gilbert

June 23, 2008

Mr. Glenn Welstad
Chairman, President and Chief Executive Officer
Command Center, Inc.
3773 W. 5th Avenue
Post Falls, ID 83854

RE: Resignation from Board of Directors

Dear Glenn:

I am writing to offer my resignation from the Board of Directors of Command Center, Inc. effective immediately. My resignation is prompted by the need of the company to restructure the Board to include additional outside directors.

It has been an honor to have served as a member of the Board of Command Center the past two years. I believe that we have accomplished a great deal during that time. I look forward to continuing to serve Command Center in my role as Chief Operating Officer and I have no disagreement with management on any issue. The next several years promise to be exciting as we grow Command Center into the pre-eminent provider of on-demand temporary labor in the United States.

Very truly yours,

/s/ Thomas E. Gilbert

Thomas E. Gilbert